C21 Investments Announces Q3 Earnings Results

Generated a Fourteenth Consecutive Quarter of Positive Free Cash Flow

VANCOUVER, December 15, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its interim financial statements and management discussion and analysis for the third quarter ended October 31, 2022. The Company's Q3 financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Q3 Financial Highlights (August 1, 2022 to October 31, 2022):

  Revenue of $7.2 million - up 0.4% sequentially (note - State of Nevada cannabis sales were down 14.7% over the comparative period1)
  Gross Margin of 54.2% - up 40 basis points sequentially
  Adjusted EBITDA2 of $2.2 million - a 30% EBITDA Margin, in line with the previous three quarters
  Income from Operations of $1.4 million, $4.6 million year-to-date
  Net Income of $0.2 million for the quarter; Earnings Per Share of $0.02 year-to-date
  Cash Flow from Operations of $1.5 million - the 14th consecutive quarter of positive Free Cash Flow; $4.8 million year-to-date
  Total Liabilities reduced by $1.0 million; $3.3 million year-to-date

Q3 Management and Operational Commentary:

"We are pleased to once again report strong results, generating another profitable bottom-line and positive cash flow quarter, despite continued industry and macro headwinds," stated CEO and President, Sonny Newman. "The Nevada market experienced a 14.7% decline in cannabis sales quarter-over-quarter. However, our stable revenue and high margin profile highlight our ability to mitigate state-level and industry pricing pressures. The recent industry shift to a focus on generating positive cash flow further validates our stated strategy of deleveraging our balance sheet and generating meaningful cash flow. This focus over the past three years has us well positioned to take advantage of strategic opportunities in the current environment that will create value for our shareholders."

C21's Q3 revenue of $7.2 million was up 0.4% sequentially, outperforming Nevada market sales which saw an overall decline of 14.7% in total sales over the same period2. The stability in Q3 sales is attributed to a 5% increase in transaction volume (126,000 total) over the previous quarter and continued ramp of wholesale, offset by a smaller average basket size resulting in 1.5% decline in retail sales.

Gross Margin was 54.2%, up 40 basis points from the previous quarter. The Company generated $2.2 million of Adjusted EBITDA1 - a 30% EBITDA Margin, consistent with the previous three quarters.

C21 reported Q3 Net Income of $0.2 million, $2.4 million year-to-date or $0.02 earnings per share.

1 BDSA data - Nevada cannabis sales: https://www.newcannabisventures.com/growth-in-cannabis-sales-remains-weak-in-october/

2 See Non-GAAP Measures

Cash Flow from Operations was $1.5 million - the fourteenth consecutive quarter of positive Cash Flow from Operations. Cash Flow from Operations year-to-date was $4.8 million.

Cash at the end of Q3 was $2.3 million, flat from Q2. The Company's senior secured note was reduced by $1.5 million in Q3 and Total Liabilities have been reduced by $3.3 million year-to-date.

Subsequent to the quarter, the Company has paid down its senior secured note by an additional $1.0 million, with $2.5 million outstanding as of December 2, 2022. As well, Silver State has experienced an increase in wholesale demand at the start of Q4, including for the Company's branded Phantom Farms flower.

Non-GAAP Measures:

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match current presentation.

Adjusted EBITDA:

	Q3	Q2	Q1	Q4
	October 31, 2022	July 31, 2022	April 30, 2022	January 31, 2022
Net Income (Loss)	$248,507	$1,857,043	$306,820	$(1,031,705)

Interest expenses, net	98,657	133,455	164,049	206,116
Provision for Income Taxes	1,154,189	485,152	498,263	948,152
Depreciation and Amortization	341,782	341,286	341,286	319,445
Depreciation and Interest in COGS	203,093	203,091	203,092	203,093
EBITDA	$2,046,228	$3,020,027	$1,513,510	$645,101
Change in fair value of derivative liabilities	(127,813)	(629,500)	-	(315,973)
Share based compensation	31,788	54,064	102,786	44,902
Loss from discontinued operations	(11,154)	(344,554)	730,325	1,914,577
One-time special project costs	206,459	89,331	50,000	-
Other gain/loss	13,173	21,972	(4,146)	29,268
Adjusted EBITDA	$2,158,681	$2,211,340	$2,392,475	$2,317,905

Q3 Balance Sheet Summary:

	Q3	Q2	Q4
(US$)	October 31, 2022	July 31, 2022	January 31, 2022
Assets
Cash	2,309,792	2,341,411	3,067,983
Inventory	5,549,227	5,415,090	4,054,473
Other current	2,744,537	2,679,473	3,162,018
Current Assets	10,603,556	10,435,974	10,284,474
Fixed Assets / Goodwill / Intangibles	50,680,881	51,267,819	51,569,000
Total Assets	61,284,437	61,703,793	61,853,474

Liabilities
Accounts payable	2,387,890	2,614,216	2,508,869
Promissory note - current portion	3,546,667	5,066,667	6,080,000
Income taxes payable	6,336,322	5,182,133	3,658,162
Other notes, current lease etc.	2,233,596	2,396,363	2,481,519
Current Liabilities	14,504,475	15,259,379	14,728,550
Lease liabilities	8,660,493	8,760,577	8,953,425
Promissory note	-	-	2,026,667
Derivative liability and other	466,302	366,500	1,161,640
Total Liabilities	23,611,270	24,616,275	26,870,282

Shareholders' Equity	37,673,167	37,087,518	34,983,192
Total Liabilities and Shareholders' Equity	61,284,437	61,703,793	61,853,474

Q3 Financial Summary:
	Q3	Q2
(US$)	October 31, 2022	July 31, 2022
Revenue	7,207,404	7,175,493
Cost of Sales	3,303,066	3,316,161
Gross Profit	3,904,338	3,859,332
Gross	54.2%	53.8%
Total Expenses	2,528,779	2,335,764
Income (Loss) from Operations	1,375,559	1,512,489
Net Income (Loss)	248,507	1,857,043
GAAP Earnings Per Share	0.00	0.02
Adjusted EBITDA[1]	2,158,681	2,211,340
EBITDA Margin%	29.9%	30.8%

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's positioning to act on strategic opportunities in the current industry environment and the Company's continued ability to mitigate state-level and industry pricing pressures.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, the ability of the Company's management to execute its business strategy, objectives and plans.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties; the impact of the COVID-19 pandemic on the Company's operations and other factors, many of which are beyond the control of the Company

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.